UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Announces Omid Kordestani as Non-Executive Chair Designate and
Tim Score as Deputy Chair Designate

LONDON - 16 December, 2021: Pearson plc today announces the appointments of Omid Kordestani as a Non-Executive Director and Chair Designate and Tim Score, Senior Independent Director, as Deputy Chair Designate. Omid will join the Board from 1 March 2022 succeeding Sidney Taurel as Non-Executive Chair upon conclusion of the company's AGM in April 2022. Tim will also take on the role of Deputy Chair upon conclusion of the AGM.

Omid brings significant experience of leading and advising some of the world's best-known consumer technology brands, which will further Pearson's ambition to accelerate its digital, lifelong learning strategy. Over his 30 years in Silicon Valley, Omid has played key roles in the growth and success of internet pioneers Netscape, Google and Twitter.

Most recently, Omid spent five years as the Executive Chair of Twitter, Inc. and continues to sit on its Board. Prior to that, Omid was SVP and Chief Business Officer at Google, where he also served as a senior advisor to the CEO and founders during the transition to Alphabet, Inc. He serves on the Boards of Klarna Bank and Klarna Holding, and is an Executive Council member at Balderton Capital, which backs early-stage companies in Europe.

Pearson re-affirms it remains on track to deliver adjusted operating profit for full year 2021 in line with market expectations.

Omid Kordestani said: "I believe Pearson has a tremendous opportunity to help everybody achieve a lifetime of learning. I'm excited to combine my background leading tech businesses with Pearson's strong sense of purpose in my role as the new Non-Executive Chair. Together with Tim and the Board, I look forward to forming a strong partnership with Andy and his leadership team to help capture the company's enormous growth potential, and to capitalise on the significant opportunities in digital learning."

Tim Score, Pearson's Senior Independent Director and incoming Deputy Chair, said: "I am delighted that Omid will be joining as Chair. His deep tech know-how will serve us well as we enter the company's next phase of growth. In a thorough and comprehensive process, the Board was unanimous in its choice to appoint Omid and we look forward to welcoming him to the team. In addition, I look forward to building a strong partnership with Omid in my role as Deputy Chair.

On behalf of the Board, I would like to thank Sidney for his outstanding contribution as Chair of Pearson over the last six years. His leadership, judgement and unstinting dedication have been integral to transforming Pearson to become a more focused, digital learning company. We wish him all the very best for the future when he steps down from the Board in April next year."

Sidney Taurel, Pearson's Chair, said: "It has been a privilege to serve as Chair and to oversee Pearson's transformation over the past six years. I am confident that this great company is well positioned to succeed. I am delighted to welcome Omid as my successor as he joins the Board at a very exciting time, congratulate Tim upon his elevation as Deputy Chair, and wish both of them and the whole company every success going forward."

Andy Bird, Chief Executive, said: "Omid has been a driving force behind the growth of a number of world-changing tech companies. I am thrilled that he will now be bringing that expertise to Pearson, enhancing our strategic direction and growth potential. We are seeing good momentum in the business and are on track to meet market expectations for the year. Omid will help propel our strategy forward for the benefit of all stakeholders.

I am also delighted that Tim will support Omid as Deputy Chair given his wealth of experience in UK plc. Together they will be a formidable team."

Biography of Omid Kordestani
Omid Kordestani is an international businessman who serves on the boards of Twitter, Inc., Klarna Bank AB and Klarna Holding AB and is a Council Member for Balderton Capital. He was Executive Chairman of Twitter, Inc between October 2015 and May 2020. From August 2014 to August 2015, Mr Kordestani served as Senior Vice President and Chief Business Officer at Google and previously from May 1999 to April 2009 as Senior Vice President of Global Sales and Business Development. From 1995 to 1999, Mr Kordestani served as Vice President of Business Development at Netscape Communications Corporation. Prior to joining Netscape Communications Corporation, Mr Kordestani held positions in business development, product management and marketing at The 3DO Company, Go Corporation and Hewlett-Packard Company. Mr Kordestani holds a B.S. in Electrical Engineering from San Jose State University and an M.B.A. from Stanford University.

Biography of Tim Score
Tim is Senior Independent Director, Chair of the Audit Committee and Member of the Nomination & Governance and Remuneration Committees at Pearson. He has extensive experience of the technology sector in both developed and emerging markets, having served as Chief Financial Officer of ARM Holdings plc, the world's leading semiconductor IP company, for 13 years. He is Chair of The British Land Company plc and a Non-Executive Director of Bridgepoint Group. He served on the board of National Express Group plc from 2005 to 2014, including time as interim Chairman and six years as the Senior Independent Director. He is an independent director of the Football Association and sits on the board of trustees of the Royal National Theatre.

There is no further information to be declared in accordance with LR 9.6.13.

- ENDS -
Contacts

Investor Relations Jo Russell +44 (0) 7785 451 266
Media Tom Steiner +44 (0) 7787 415 891 / Gemma Terry +44 (0) 7841 363 216
Teneo UK Charles Armitstead +44 (0) 7703 330 269
US Media Scott Overland +1 (202) 909 4520

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 16 December 2021
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary